News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 14, 2022

Manulife Financial Corporation Prices U.S. Public Offering of Senior “Green” Notes

TORONTO – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has priced a public offering in the United States of U.S.$750 million aggregate principal amount of 3.703% senior notes due 2032 (the “Notes”) at a public offering price of 100.000%. The offering was made pursuant to a preliminary prospectus supplement, dated March 14, 2022, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on September 30, 2021.

The Company intends to use an amount equal to the net proceeds from the sale of the Notes to finance or refinance, in part or in full, new or existing eligible “green” assets under the Manulife Sustainable Bond Framework (the “Framework”). The Framework is aligned with the International Capital Market Association’s 2021 Green Bond Principles and directs the use of proceeds for “green bonds” towards renewable energy, green buildings, sustainably-managed land use, energy efficiency, clean transportation, sustainable water and wastewater management, or pollution prevention and control.

Citigroup Global Markets Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.

This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A prospectus supplement and the accompanying prospectus related to the offering have been filed with the SEC and are available on its website at www.sec.gov.  Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 800-831-9146; Email: prospectus@citi.com; BofA Securities, Inc., 200 North College Street, 3rd floor, NC1-004-03-43, Charlotte, NC  28255-0001, Attention: Prospectus Department, Telephone: 1-800-294-1322; Email: dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department, Telephone: 866-471-2526; Email: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; Telephone: 866-718-1649; Email: prospectus@morganstanley.com.

The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife Financial Corporation
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong. In the previous 12 months we made $31.8 billion in payments to our customers.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com